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                      August 26, 2021

       Anna Paglia
       Chief Executive Officer
       Invesco DB Multi-Sector Commodity Trust
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco DB
Multi-Sector Commodity Trust
                                                            Registration
Statement on Form S-3
                                                            Filed August 25,
2021
                                                            File No. 333-259056

       Dear Ms. Paglia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance